Exhibit 99.1

Suntech Power Holdings Co., Ltd. Announces Petition of Insolvency and Restructuring of its Chinese Subsidiary Wuxi Suntech Power Holdings Co., Ltd.

WUXI, China – March 20, 2013 – Suntech Power Holdings Co., Ltd. (NYSE: STP), or the “Company”, today announced that on March 18, 2013, a group of eight Chinese banks filed a petition for insolvency and restructuring of its Chinese subsidiary Wuxi Suntech Power Holdings Co., Ltd. (“Wuxi Suntech”) in the Wuxi Municipal Intermediate People’s Court in Jiangsu Province, China. Wuxi Suntech today notified the Court that it will not file an objection against the petition. The Company expects that the Court will decide whether or not to accept the petition in the next few days.

Wuxi Suntech is the Company’s principal operating subsidiary in China engaged in the manufacture of photovoltaic (PV) cells and PV modules. The Company has additional cell and module production facilities at wholly owned or partially owned subsidiaries in Wuxi, Shanghai and Luoyang and, in the event insolvency and restructuring of Wuxi Suntech is approved by the Court, the Company intends to continue production of solar products to meet customer orders. In addition, management will work with any Court-appointed administrators to ensure all of Suntech’s product warranty obligations are met.

“While we evaluate restructuring initiatives and strategic alternatives, we are committed to continuing to provide high-quality solar products to our global customer base,” said David King, Suntech’s CEO. “During this period, we will continue to work closely with all of our stakeholders and take the necessary steps to put Suntech back on track for growth.”

The insolvency and restructuring procedure is designed to facilitate an orderly restructuring plan for both Wuxi Suntech and its creditors. In such proceedings, the Chinese court would typically appoint administrators to Wuxi Suntech to administer the restructuring, including negotiations with existing bank lenders and other creditors. Wuxi Suntech will apply to the Court to continue operations under the supervision of the administrators.

Suntech Power Holdings Co., Ltd., the ultimate parent company of Wuxi Suntech, has not commenced insolvency proceedings, nor have any of the Company’s other principal operating subsidiaries. The Company is not aware of any similar proceedings regarding any of its other entities.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the Company’s ability to navigate near term challenges and realize long-term potential in the solar industry. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Shashin Surti

Weber Shandwick for Suntech

Ph: +86 21 2411 0046

Email: Suntech@webershandwick.com